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Transmitted via Edgar
July 27, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 East Street, NE
Washington, D.C.   200549-4561

Re:  Covansys Corporation
     Form 10-K for Fiscal Year Ended December 31, 2005

Dear Mr. Skinner:

Set forth below are the responses of Covansys Corporation ("the Company") to the June 28, 2006 letter from the staff pertaining to its review of the Company's Form 10-K for the Year Ended December 31, 2005 and the Company's Form 10-Q for the Period Ended March 31, 2006. For the staff's convenience, we have repeated the relevant comments below in bold.

FORM 10-K FOR THE YEAR ENDED  DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES, PAGE 12

     1. IN YOUR RESPONSE TO PRIOR COMMENT NUMBER 1, YOU INDICATE THAT INFORMATION REGARDING YOUR ESTIMATES AND ASSUMPTIONS IS PROVIDED IN VARIOUS PLACES THROUGHOUT YOUR FILING. PLEASE EXPLAIN TO US WHY YOU DO NOT BELIEVE THAT YOUR DISCLOSURES WITHIN THIS SECTION SHOULD ADDRESS THE INFORMATION REQUESTED IN OUR PREVIOUS COMMENT. AS PART OF YOUR RESPONSE, EXPLAIN WHY YOU BELIEVE IT APPROPRIATE TO REQUIRE READERS TO GATHER INFORMATION FROM SEVERAL PLACES IN YOUR FILINGS IN ORDER TO OBTAIN THIS INFORMATION AND EVALUATE YOUR ESTIMATES AND ASSUMPTIONS.

Management has taken the position that the disclosure of critical accounting policies should be broad based to provide the reader of the financial statements with an overall understanding of the accounting policies followed by the Company. Management believes that providing the reader with more detailed information concerning the impact of changes in various estimates and assumptions on line items in the basic financial statements should be addressed in either Management's Discussion and Analysis or in the topic related footnotes which add clarity and facilitate the reader's understanding of the impact of changes in estimates and assumptions. The position that management has taken also reduces the amount of repetitive information in the financial statements.

Management, in an effort to improve its financial reporting, will add language in subsequent filings with the Commission to its critical accounting policies from the disclosures in Item 1A. "Risk Factors" and will also cross reference topic specific footnotes which discuss the

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quantitative impact on changes in estimates and assumptions. This will assist the reader of the financial statements to gain a full understanding of such changes in estimates and assumptions.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2006

NOTE 8, STOCK OPTION PLANS, PAGE 10

     2. WE NOTE THAT YOU ADOPTED SFAS 123R ON JANUARY 1, 2006. PLEASE TELL US HOW YOU CONSIDERED SECTION H OF SAB 107 THAT REQUIRES YOU TO PROVIDE THE DISCLOSURES IN PARAGRAPHS 64-65, 84 AND A240 THROUGH A242 IN THE INTERIM PERIOD WHEN STATEMENT 123R IS FIRST ADOPTED. IN ADDITION, EXPLAIN TO US HOW YOU CONSIDERED SECTION M OF THE SAB REGARDING YOUR MD&A DISCLOSURES.

Company management did not recognize that SAB 107 required registrants to include in the period of adoption, as well as subsequent interim periods of adoptions, all disclosures required on an annual basis by Statement 123(R). Company management will, in future filings with the Commission pertaining to the year ended December 31, 2006, make all disclosures required by Statement 123(R).

Company management did not discuss the adoption of Statement 123(R) in Management's Discussion and Analysis as Company management did not conclude that the adoption of Statement 123(R) was material to the operating results or cash flows of the Company.

     3. WE NOTE THAT YOU DISCLOSE WHAT YOUR FIRST QUARTER BASIC AND DILUTED EARNINGS PER SHARE WOULD HAVE BEEN HAD YOU NOT ADOPTED SFAS 123(R). THIS APPEARS TO BE A NON-GAAP MEASURE FOR WHICH YOU HAVE NOT PROVIDED THE DISCLOSURES REQUIRED BY ITEM 10(E) OF REGULATION S-K AND QUESTIONS 8 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP MEASURES. REFER TO SECTION G OF SAB 107 AND EXPLAIN TO US HOW YOU CONSIDERED THIS GUIDANCE.

Company management did provide a calculation of what earnings per share would have been had it not adopted Statement 123(R) in a footnote to the financial statements to provide the reader with the impact from adoption. All information necessary to compute the per share impact is disclosed in the financial statements. There was no attempt by Company management to smooth earnings by making such disclosures nor to give this measure more prominence or importance. The Company will not disclose this non-GAAP financial measure in future filings with the Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GROSS PROFIT, PAGE 18

     4. IN YOUR DISCUSSION OF THE RESULTS OF OPERATIONS THROUGHOUT YOUR MD&AQ SECTION, YOU SOMETIMES REFER TO TWO OR MORE SOURCES AS FACTORS THAT CONTRIBUTED TO A
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          MATERIAL CHANGE. FOR EXAMPLE, YOUR GROSS PROFIT DISCUSSION REFERS TO
          THE LOWER UTILIZATION OF RESOURCES, LOWER PRICING AND OTHER CONCESSIONS TO CERTAIN CUSTOMERS AND START UP COSTS ON NEW CUSTOMER RELATIONSHIPS, HOWEVER, THE FACTORS ARE NOT QUANTIFIED. DESCRIBE HOW YOU CONSIDERED SECTION TO III.D OF SEC RELEASE 33-6835 IN IDENTIFYING THE EXTENT OF CONTRIBUTION OF EACH OF TWO OR MORE FACTORS UNDERLYING MATERIAL INCREASES OR DECREASES.

Our discussion of gross profit discussed various reasons for the decline in gross profit in 2006 when compared to the comparable period in 2005. Certain of the reasons cited for the decline in gross profit cannot quantitatively be computed due to the nature of the reason cited. For example, lower utilization will have a negative impact of gross profit. We can not quantify this number because to do so would require us to know how those resources might had been deployed and at what billing rates. Because we cannot quantitatively compute an amount with the required precision for all individual amounts, Company management believes the qualitative reasons discussed for the changes in gross profit is the appropriate disclosure given the circumstances. Management will continue to look at ways to improve the quantitative disclosures in future filings with the Commission.

     5. TELL US MORE ABOUT THE "CONCESSIONS" PROVIDED TO CUSTOMERS AND HOW THESE AFFECT YOUR REVENUE RECOGNITION. REFER TO THE RELEVANT GUIDANCE THAT SUPPORTS YOUR ACCOUNTING.

Concessions provided to customers relate to reduction in billing rates or providing resources without a corresponding increase in billing that were not contemplated at the start of the related project.

A reduction in billing rates typically is granted on renewal or renegotiation of contracts for time and materials arrangements. The pricing concession would be accounted for on a prospective basis as the work is performed in future periods. For concessions where the Company agrees to provide resources without a corresponding increase in billing, (which may happen due to customer relationship concerns) a reserve is established to provide for the cost of the resources if the related project is on a time and materials basis. If the project is a fixed price arrangement, the additional cost is reflected in the estimate to complete which results in a reduction of previously recorded revenue as the project completion percentage is reduced.

The authoritative literature supporting the Company's accounting treatment includes FAS No.5, SAB 104 and SOP 81-1. The Company does not believe that EITF 01-9 is applicable to the concessions causing the decline in gross profit declines discussed in Management's Discussion and Analysis. The Company does follow the provisions of EITF 01-9 for concessions contemplated at the start of related projects.

Please be advised that the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not
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assert staff comments as a defense in any proceeding initiated by the Commission or any Person under the federal securities laws of the United States.

Sincerely,

/s/James S. Trouba

James S. Trouba
Executive Vice President and
Chief Financial Officer